Exhibit 99.B(d)(3)(iii)

April 28, 2008

ING Variable Products Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

For the Class A, I and S shares of ING VP MidCap Opportunities Portfolio, a series of ING Variable Products Trust, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Variable Products Trust, dated November 1, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in the Schedule A of the Expense Limitation Agreement were as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund	Class A	Class I	Class S

ING VP MidCap Opportunities Fund	1.14%	0.64%	0.89%

We are willing to be bound by this letter agreement to lower our fees for the period from April 28, 2008 through and including May 1, 2010.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com